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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                               (AMENDMENT NO. 1)

                            ------------------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                FIRST USA, INC.
                                      AND
                           FIRST USA CAPITAL TRUST I
                                (NAME OF ISSUER)

                                FIRST USA, INC.
                                      AND
                           FIRST USA CAPITAL TRUST I
                      (NAME OF PERSON(S) FILING STATEMENT)

                       9.33% SERIES A CAPITAL SECURITIES
                                      AND
                       9.33% SERIES B CAPITAL SECURITIES
                         (TITLE OF CLASS OF SECURITIES)

                          33735F AA 7, 33735F AB 5 AND
                                  33735F AC 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

              PHILIP E. TAKEN, ESQ.                    PETER ATWATER
    GENERAL COUNSEL AND SENIOR VICE PRESIDENT     ADMINISTRATIVE TRUSTEE
                 FIRST USA, INC.                 FIRST USA CAPITAL TRUST I
                 1601 ELM STREET                      1601 ELM STREET
               DALLAS, TEXAS 75201                  DALLAS, TEXAS 75201
                 (214) 849-3738                       (214) 849-3738
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    Copy to:
                                RANDALL H. DOUD
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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                                  JUNE 2, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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         Transaction Valuation                   Amount of Filing Fee*
         ---------------------                   ---------------------
            $244,503,333.33                            $48,900.67
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* In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent. Payment of the filing fee due in connection with this Issuer Tender Offer Statement has been offset by amounts previously paid by First USA, Inc. as discussed below and by $700 previously paid. Accordingly, no additional fee is payable at this time.

  /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

      Amount Previously Paid: $48,200.77       Filing Party: First USA, Inc. and
      Form or Registration No.: Schedule 13E-4         First USA Capital Trust I
                                               Date Filed: June 2, 1997

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                                  INTRODUCTION

     This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule 13E-4 filed on June 2, 1997 relating to the offer by First USA, Inc. a Delaware corporation ('First USA'), to purchase for cash any and all of the 9.33% Series A Capital Securities (the 'Series A Capital Securities') issued and any and all of the 9.33% Series B Capital Securities (together with the Series A Capital Securities, the 'Securities') to be issued by First USA Capital Trust I, a Delaware business trust, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 1997 (the 'Offer to Purchase'), as amended and supplemented by the Supplement thereto, dated June 16, 1997 (the 'Supplement'), and in the related Letter of Transmittal (which together constitute the 'Offer').

ITEM 1. SECURITY AND ISSUER.

     Item 1 is hereby amended and supplemented by the following:

     (b) The information contained in 'INTRODUCTION' of the Supplement is incorporated herein by reference.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 2 is hereby amended and supplemented by the following:

     (a)-(b) The information set forth in 'Source and Amount of Funds' of the Supplement is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by the following:

     (a)(7) Supplement dated June 16, 1997.

     (a)(8) Press Release dated June 16, 1997.

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                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                       FIRST USA, INC.

                                       By: /s/ Peter W. Atwater
                                           Name: Peter W. Atwater
                                           Title: Executive Vice President and
                                                  Treasurer
Dated: June 16, 1997

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                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                       FIRST USA CAPITAL TRUST I

                                       By: /s/ PETER W. ATWATER
                                           Name: Peter W. Atwater
                                           Title: Administrative Trustee
Dated: June 16, 1997

                                      iii
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                                 EXHIBIT INDEX

EXHIBIT  DESCRIPTION
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 (a)(7)  -- Supplement dated June 16, 1997.

 (a)(8)  -- Press Release dated June 16, 1997.